EXHIBIT 99.1

                              FOR IMMEDIATE RELEASE


Contacts:
Investors:  (U.S.)            Investors:  (Europe)             Media:
Jack Howarth                  Emer Reynolds                    Sunny Uberoi
Ph:  212-407-5740             Ph:      353-1-709-4000          Ph:  212-994-8206
     800-252-3526                      00800 28352600               800-252-3526



                ELAN SETS DATE FOR SPECIAL SHAREHOLDERS MEETING,
                                  JUNE 12, 2003
         Announces Publication of Letter to Shareholders Relating To The
              Amended Terms Of The Sale Of Primary Care Franchise

DUBLIN, Ireland, May 22, 2003 - Elan Corporation, plc (NYSE: ELN) ("Elan") today set the date for its special shareholders meeting (an "Extraordinary General Meeting") in connection with the proposed divestment, on the amended terms announced by Elan on May 20, 2003, of its primary care franchise (principally certain commercial rights to Sonata(TM) (zaleplon) and Skelaxin(TM) (metaxalone) and certain associated assets) to King Pharmaceuticals, Inc. (NYSE: KG). The Extraordinary General Meeting ("EGM") will be held at 10.30 a.m. on June 12, 2003 at The Davenport Hotel, Merrion Square, Dublin 2, Ireland. Additionally, Elan announces the publication of a letter to shareholders (the "Letter") seeking shareholder approval for the divestment on the amended terms at the EGM.

In compliance with their respective Listing Rules, a copy of the Letter has been submitted to the Irish Stock
Exchange and the UK Listing Authority, and will be available for inspection at the following locations:

1.       Company Announcements Office
         Irish Stock Exchange
         28 Anglesea Street
         Dublin 2
         Ireland
         Tel: + 353 1 6174200

Elan Sets Date for Special Shareholders Meeting, June 12, 2003



2.       Financial Services Authority
         25 The North Colonnade
         Canary Wharf
         London E14 5HS
         United Kingdom
         Tel: + 44 20 7676 1000.

The Letter, Notice of the EGM and the circular issued to shareholders dated February 24, 2003, relating to the sale on the original terms, are available on Elan's website at www.elan.com.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.


This news release may contain certain forward-looking statements by Elan that involve risks and uncertainties and reflect the company's judgement as of the date of this release. Actual events or results may differ from the company's expectations. Among the factors that could cause actual results to differ materially from those described herein are the following: the risk that Elan's shareholders will fail to approve the pending sale of its primary care franchise, that the further conditions necessary to consummate the sale will not be satisfied on a timely basis, or at all, or that the parties to the transaction will terminate the transaction prior to closing. A further list of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.